                                                                    EXHIBIT 99.2

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         We may from time to time make written or oral forward-looking statements, including in filings with the United States Securities and Exchange
Commission ("SEC"), in reports to shareholders and in press releases and investor webcasts. You can identify these forward-looking statements by use of words such as "strategy", "expects", "continues", "plans", "anticipates",
"believes", "may", "estimates", "intends", "projects", "goals", "targets", and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

         We cannot assure you that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions.
Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in NICE Systems Ltd.'s securities. The forward-looking statements relate to, among other things: operating results; anticipated cash flows; gross margins; adequacy of resources to fund operations; our ability to maintain our average selling prices despite the aggressive marketing and pricing strategies of our competitors; our ability to maintain and develop profitable relationships with our key distribution partners, one of which constitutes 24.7%
of our revenues for the six-month period ended June 30, 2005; the financial strength of our key distribution partners; and the market's acceptance of our technologies, products and solutions.

         In connection with the "safe harbor" provisions of the Private
Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. Please read the section entitled "Factors That May Affect Future
Results" in our annual report on Form 20-F to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.
Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our view only as of June 30, 2005 unaudited interim financial reports. Except as required by law, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances or the occurrence of unanticipated events.

         The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the interim financial statements for the period ended June 30, 2005 and in conjunction with our consolidated financial statements and the related notes and other financial information included in our 20-F for the year ended December 31, 2004.

CRITICAL ACCOUNTING POLICIES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The critical accounting policies described in Item 5 in the Company's
Annual Report on Form 20-F are those that are both most important to the portrayal of the Company's financial position and results of operations, and require management's most difficult, subjective or complex judgments. As of June
30, 2005, there have been no material changes to any of the critical accounting policies contained therein.

RESULTS OF OPERATIONS

         The following table sets forth selected consolidated income statement data for NICE for each of the six month periods ended June 30, 2005 and 2004 expressed as a percentage of total revenues. Figures may not add up due to rounding.



                                                          SIX MONTHS ENDED JUNE 30,
                                                        ------------------------------
                                                           2004              2005
                                                        ----------      --------------

Revenues
              Products                                       71.5%              68.6%
              Services                                       28.5                31.4
                                                        ----------      --------------
                                                            100.0               100.0
Cost of revenues
              Products*                                      35.8                32.5
              Services*                                      71.5                69.7
                                                        ----------      --------------
                                                             46.0                44.2

Gross Profit                                                 54.0                55.8

Operating expenses
              Research and development, net                  10.4                 9.9
              Selling and marketing                          25.4                24.6
              General and administrative                     13.1                12.5
              Amortization of acquired intangibles            0.1                 0.2
                                                        ----------      --------------
Total operating expenses                                     49.1                47.1

Operating income                                              5.0                 8.7
Financial income, net                                         1.7                 1.7
                                                        ----------      --------------

Income before taxes                                           6.7                10.3
Taxes on income                                               0.7                 1.2
                                                        ----------      --------------

Net income from continuing operations                         6.0                 9.1
                                                        ----------      --------------
Net income from discontinued operations                       2.7
                                                        ----------      --------------
Net income                                                    8.7                 9.1
                                                        ==========      ==============


---------------
* percent of related revenue

SIX MONTHS ENDED JUNE 30, 2005 AND 2004

REVENUES

         Our total revenues rose approximately 16% to $138.4 million in the first six months of 2005 from $119.7 million in the same period of 2004.
Enterprise Interaction Solutions revenues were $106.5 million in the first half of 2005, an increase of 17% from the same period of the prior year, and revenues from sales to the public safety and security market were $31.9 million, an increase of 10% from the prior year. We believe that our growth in revenues was due primarily to market share gains in these markets and market growth and to a lesser extent to the inclusion of Dictaphone Corporation's

Communications Recordings Systems division ("Dictaphone CRS business") beginning on June 1, 2005.

                            SIX MONTHS ENDED JUNE 30,
                            -------------------------

                                    2004            2005  $ CHANGE     % CHANGE
                                    ----            ----  --------     --------

  Product Revenues                 $85.6           $95.0     9.4         11.0%
  Service Revenues                  34.1            43.4     9.3         27.3
                                    ----            ----     ---         ----

         TOTAL REVENUES           $119.7          $138.4    18.7         15.6%

         The increase in product revenues was due primarily to higher sales of our multimedia platforms and applications to enterprise market and public safety institutions. There can be no assurance that we will continue to experience market share gains, or that our new products will be broadly accepted, or that given weak fiscal spending, we will continue to report growth in our platform and related software applications.

         The increase in services revenues was generated by an increasing portion of our installed base engaging us for maintenance services and higher installation and training revenues related mainly to the increase in product sales to the enterprise market. Service revenues represented 31% of total revenues compared with approximately 29% in 2004. Although we typically generate lower profit margins on services than on products, our strategy is to continue to grow our global services business, which we believe increases the competitiveness of our product offerings, and thus expect services to represent a growing portion of total revenues in the future. Our long-term target is for services to be higher than 30% of total revenues.

         Revenues in the first half of 2005 in the Americas, which includes the
United States, Canada and Latin and South America, rose 16% to $67.7 million from $58.3 million in the first half of 2004. The increase was largely attributable to higher post-contract support and the inclusion of Dictaphone CRS business beginning on June 1, 2005. Sales to Europe, Middle East and Africa
("EMEA") rose 8% to $48.2 million in the first half of 2005 from $44.7 million in the first half of 2004. The increase was due mainly to higher sales to the security market and post-contract support. Sales to Asia-Pacific ("APAC")
increased 36% to $22.5 million in the first half of 2005 from $16.6 million in the first half of 2004 due mainly to higher sales to the enterprise market in the region.

COST OF REVENUES:

                            SIX MONTHS ENDED JUNE 30,
                            -------------------------

                                       2004       2005  $ CHANGE    % CHANGE
                                       ----       ----    ------      ------

    Cost of Product Revenues          $30.6      $30.9        0.3         1.0%
    Cost of Service Revenues           24.4       30.2        5.8        23.8
                                       ----       ----        ---        ----

      TOTAL COST OF REVENUES          $55.0      $61.1        6.1        11.1%

          Cost of product revenues increased slightly on a dollar basis while decreasing as a percentage of product revenues. The slight increase was due mainly to the higher sales volume. Cost of services revenue increased on a dollar basis while decreasing as a percentage of service revenues. The increase was due principally to higher labor, subcontractor and material costs associated with the growth in product installations and maintenance contracts.

GROSS PROFIT

                            SIX MONTHS ENDED JUNE 30,
                            --------------------------

                                         2004      2005  $ CHANGE   % CHANGE
                                         ----      ----    ------     ------

Gross Profit on Product Revenues        $54.9     $64.0        9.1      16.6%
  as a percentage of product
  revenues                               64.1%     67.4%
------------------------------------------------------------------------------
Gross Profit on Service Revenues          9.7      13.2        3.5      36.1
  as a percentage of service
  revenues                               28.4%     30.4%
------------------------------------------------------------------------------

        TOTAL GROSS PROFIT              $64.6     $77.2       12.6       19.5%
  as a percentage of total revenues      54.0%     55.8%

         The improvement in gross profit on product revenues was due primarily to the higher sales volume, product cost reductions and a higher proportion of software in the product mix. The improvement in gross profit margin on services revenue reflects improved staff utilization and efficiencies. On a forward-looking basis, we expect our gross margins to increase gradually to the extent that we are successful in realizing the benefit of a growing proportion of software applications in our product revenue mix, higher volume and improved efficiencies in our global service operations.

EXPENSES

                           SIX MONTHS ENDED JUNE 30,
                           -------------------------

                                         2004      2005  $ CHANGE   % CHANGE
                                         ----      ----    ------     ------

   Research and development, net        $12.4     $13.8        1.4       11.3
--------------------------------------------------------------------------------
   Selling and marketing                 30.4      34.0        3.6       11.8
--------------------------------------------------------------------------------
   General and administrative            15.7      17.2        1.5        9.6
   Amortization of acquired
   intangible assets                      0.2       0.2          0          0

         RESEARCH AND DEVELOPMENT, NET. Research and development expense, before capitalization of software development costs and grants, increased to $14.9 million in the first six months of 2005 from $13.3 million in the same period of
2004 and represented 10.8% and 11.2% of revenues in the first half of 2005 and
2004, respectively. The increase in gross outlays was due mainly to the increase of R&D labor costs.

         Software development costs capitalized were $0.4 million in the first six months of 2005 compared with $0.7 million in the same period of 2004.
Amortization of

capitalized software development costs, included in cost of product revenues, was $1.3 million and $1.9 million in first half of 2005 and 2004, respectively.

         SELLING AND MARKETING EXPENSES. The increase in selling and marketing expenses was due primarily to an increase in our corporate and regional sales and marketing efforts, higher sales commissions resulting mainly from the increase in sales and to the inclusion of Dictaphone CRS business beginning on
June 1, 2005. Selling and marketing expenses represented 24.6% of total revenues in the first six months of 2005 compared with 25.4% in the same period of 2004.
We expect that we will continue to leverage our global sales and distribution infrastructure by increasing our corporate and regional marketing efforts in the future.

         GENERAL AND ADMINISTRATIVE EXPENSES. The increase in general and administrative expenses in the first half of 2005 was due principally to an increase in labor costs and legal expenses. General and administrative expenses represented 12.5% of total revenues in the first half of 2005 compared with
13.1% in the first half of 2004. On a forward-looking basis, general and administrative expenses, while increasing on an absolute dollar basis, are expected to decline as a percentage of total revenues.

FINANCIAL AND OTHER INCOME

                            SIX MONTHS ENDED JUNE 30,
                            -------------------------

                                 2004        2005    $ CHANGE     % CHANGE
                                 ----        ----    --------     --------

   Financial income              $2.1        $2.3        0.2          9.5
--------------------------------------------------------------------------

         FINANCIAL INCOME, NET. The increase in financial income, net reflects a higher average cash balance and higher prevailing average interest rates in 2005 compared with 2004.

         TAXES ON INCOME In the first six months of 2005, we recorded a provision for income taxes of $1.7 million compared with $0.9 million in the same period of 2004. The increase was primarily related to the increase in operating profits and a slight increase in the company effective tax rate as a result of profit recorded at certain distribution subsidiaries and utilization of NOL in 2004. We expect that the company effective tax rate will continue to increase moderately in the future.

         NET INCOME FROM CONTINUING OPERATIONS. Net income from continuing operations was $12.6 million in the first half of 2005 compared with $7.1 million in the same period of 2004. The increase in 2005 resulted primarily from the increase in revenues and gross margin.

         NET INCOME FROM DISCONTINUED OPERATIONS. Net income from the discontinued operation of our COMINT/DF military-related business was $0 in the first six months of 2005 and approximately $3.2 million (including gain on disposition) in the first six months of 2004.

LIQUIDITY AND CAPITAL RESOURCES

         We have historically financed our operations through cash generated from operations and sales of equity securities. Generally, we invest our excess cash in instruments that are highly liquid, investment grade securities. At June
30, 2005, we had approximately $169.3 million of cash and cash equivalents and short and long-term investments compared with $135.8 million at June 30, 2004.
The increase in 2005 was due to higher net income and the proceeds from the issuance of shares upon the exercise of stock options and under our employee share purchase plan partly offset by the acquisition of Dictaphone CRS business.

          Cash provided by operating activities of continuing operations was
$32.0 million and $15.8 million in the first six months of 2005 and 2004, respectively. The improvement in 2005 compared with 2004 was primarily attributable to higher net operating income and increase in accrued expenses and other liabilities.

         Net cash used in investing activities from continuing operations was
$35.0 million and $36.4 million in the first half of 2005 and 2004, respectively. In June 2005, we paid $38.9 million for the Dictaphone CRS business (including acquisition related costs). Capital expenditures were $2.7 million in the first six months of 2005 and $3.2 million in the same period of
2004. Capital expenditures in 2005 and 2004 included investment in back-office
IT systems, equipment for research and development and testing purposes, and general computer equipment. As of June 30, 2005, we had no material commitment for capital expenditures.

         Net cash provided by financing activities was $11.5 million and $9.9 million in the first six months of 2005 and 2004, respectively, almost entirely as a result of net proceeds from the issuance of shares upon the exercise of stock options and under our employee share purchase plan. As of June 30, 2005, we had authorized credit lines from banks in the amount of $132 million. When utilized, the credit lines will be denominated in dollars and will bear interest at the rate of up to LIBOR + 1.5 % per year. An amount of $110 million out of the total credit lines is secured by our marketable securities. There are no financial covenants associated with these credit lines. As of June 30, 2005,
$6.3 million of the $132 million referred to above was used for bank guarantees.

         We believe that based on our current operating forecast, the combination of existing working capital, expected cash flows from operations and available credit lines will be sufficient to finance our ongoing operations for the next twelve months. This belief takes into consideration the steps we have taken to limit certain customer-related risks through insuring a significant portion of our accounts receivable and achieving ISO 9000-2001 certification to help ensure the quality of our products and services, which in turn lowers our exposure to certain commercial risks. Depending upon our future growth, the success of our business initiatives and acquisition opportunities, and our transition towards an enterprise software business model, we will consider from time to

time various financing alternatives and may seek to raise additional capital to finance our strategic efforts through debt or equity financing, the sale of non-strategic assets or entry into strategic arrangements.